

October 22, 2014

Via E-Mail
Mr. Richard A. Meier
Chief Financial Officer
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, VA 23116

> **Re:** **Owens & Minor, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **Form 10-Q for the Quarter Ended June 30, 2014**
> **Filed July 30, 2014**
> **File No. 001-09810**

Dear Mr. Meier:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 16

1. Please include a discussion of the significant causes for the changes in your cost of goods sold line item in future filings pursuant to item 303(a)(3) of Regulation S-K. In your response letter, also include your draft disclosure based on the comparative periods presented in your 2013 Form 10-K.

Item 15. Exhibits and Financial Statement Schedules, page 28
Notes to Consolidated Financial Statements, page 34

2.   We note that your international segment sales represented 4.2% of your consolidated net revenues during 2013, and it appears that this is predominately comprised of fee-for-service revenue in which you do not record product revenues. We further note that your gross margins increased to 12.3% for fiscal 2013 from 10.4% for fiscal 2012, which was primarily due to the full year of international segment activity in fiscal 2013 (page 16). Please tell us the percentage of your net revenue that was derived from services for fiscal 2013 and for the six months ended June 30, 2014, and tell us whether you include shipping and handling in your service revenue for purposes of this calculation. To the extent that your service revenue exceeds 10 percent of net revenue, confirm to us that you will provide the information required by Rule 5-03(b)(1) and (b)(2) of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies, page 34

3.   In future filings, please disclose the primary components that you include in the cost of goods sold line item, including any costs related to your product or service revenues. To the extent applicable, also disclose that your gross margins may not necessarily be comparable to similar companies as a result of different practices of categorizing costs.

Selling, General and Administrative (SG&A) Expenses, page 36

4.   We note that you include shipping and handling costs in selling, general and administrative expenses. Please quantify for us the amount of your shipping and handling costs for the fiscal years 2011-2013. Also confirm that you will disclose the amount of such costs in future filings or tell us why you believe that such disclosure is not necessary. Refer to ASC 605-45-50-2.

Form 10-Q for the Quarter Ended June 30, 2014
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21
Financial Condition, Liquidity and Capital Resources, page 25

5.   We note your disclosure that on January 10, 2014, the IRS released final regulations relating to the adjustment of inventory costs for certain sales-based vendor charge-backs and the allowable treatment of these charge-backs in tax LIFO calculations. We further note that you are currently analyzing the impact of this regulatory change on your tax LIFO position, which could cause your related deferred tax liability to become due and payable, impacting future cash flow. It appears to us that you have not yet recognized the effect of this change in tax law. Please confirm our understanding and, if so, tell us how you considered the ASC 740-10-25-47 requirement to recognize the effect of a change in tax law at the date of enactment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe at (202) 551-5395 or John Archfield at (202) 551-3315 if you have questions regarding the comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining